1:   SECURITIES AND EXCHANGE COMMISSION

3: Washington, D.C. 20549

5: SCHEDULE13D

7:Under the Securities Exchange Act of 1934

9: FIRST MEDICAL GROUP, INC.
10: ...........................................
11:  (Name of Issuer)

13: Common Stock
14:  ..............................
15: (Title of Class of Securities)

17: 320813 10 8
18:..........................................
19: (CUSIP Number)

21: Jeffrey M. Fine
22: 9010 S.W. 1 1 7" Street
23:  Miami, Florida 33176
24: (305) 794-9482
25: ............................................................................
26: (Name, Address and Telephone Number of Person Authorized to
27:  Receive Notices and Communications)

29:  January 12, 2001
30: ...................................................
31: (Date of Event which Requires Filing of this Statement)





37: 1)Names of Reporting Persons I.R.S. Identification Nos. of Above 38: Person (entities only)
39: Jeffrey M. Fine
40: ................................................................

42:2)Check the Appropriate Box if a Member of a Group

44:  (a) x
45:    lb)


      SEC Use Only


   PF


54: 5) Check if Disclosure of Legal Proceedings is Required
55: Pursuant to Items 2(d) or 2(e)
56: Not applicable


59: 6)Citizenship or Place of Organization:  United States of
60: America

62:Number of  (7)Sole Voting Power:   3,202,914
63:Shares Bene
64: ficially (8)Shared Voting Power:  NA
65:Owned by
66: Each Report  (9) Sole Dispositive Power:  NA
67: ing Person
68:With (10)Shared Dispositive Power:  NA




73: (11) Aggregate Amount Beneficially Owned by Each
74: Reporting Person:  3,202,914
75: (12) Check if the Aggregate Amount in Row (11) Excludes
76:  Certain Shares: Not applicable

78: (13) Percent of Class Represented by Amount in Row (11)  60.3%



82:  (14) Type of Reporting Person:  IN

                                                  SCHEDULE 13D
                                                   INFORMATION

               Item 1. Security and Issuer.

                            Common Stock
                            First Medical Group, Inc.
                            1055 Washington Boulevard
                            Stamford, CT 06901

               Item 2. Identity and Background.

                            (a)    Jeffrey M. Fine

                            (b)    9010 S.W. 1 1 7 Street
                                   Miami, Florida 33176

                            (c)    Chairman of the Board
                                   Vision Alliance of Mid-America, LLC
                                   9010 S.W. 1 1 7 Street
                                   Miami, Florida 33176

                            (d)    No

                            (e)    No

                            (f)    United States of America

112:  Item 3.   Source and Amount of Funds or Other Consideration.

114:(a)The Reporting Person acquired 465,163 shares of common stock 115: of the Issuer as the result of a merger by and between the Issuer 116: and The Lehigh Group, Inc. on or about April - June 1998. The 117:Reporting Person on or about February 2000 sold 1,000 shares of 118:common stock leaving a balance of 464,163 shares of common 119:stock owned by the Reporting Person at the present time.

121: (b)The Reporting Person acquired 2,738,751 shares of common
122: stock of the Issuer as the result of agreements entered into by and 123:between the Reporting Person and Generale de Sante International 124:Ltd., Mark B. Kugler, Elise L. Kugler and Lindsay B. Kugler. A copy 125:of such agreements are attached as Exhibits A, B and C
126:  pursuant to Items 6 and 7 below which are incorporated
127: herein by reference.


               Item 4. Purpose of Transaction.

132(a) See Exhibits A, B and C which are attached hereto pursuant
133:to Items 6 and 7 below which are incorporated herein by 134: reference.

136: (b)The Reporting Person has acquired the common stock of the 137:Issuer for investment purposes at the present time. The Reporting 138: Person may seek to change the present board of directors and/or 139: management of the Issuer at some time in the future.

141:Item 5. Interest in Securities of the Issuer.

143:(a)  Reporting Person Beneficially owns 3,202,914 shares of
144: common stock of Issuer (60.3%).

146: The Reporting Person's two sons also own shares of common
147: stock of the Issuer and may be considered as part of a group
148: which includes the Reporting Person:

150:Gregg Fine owns 110,965 shares of common stock of Issuer
151: (2.08%).

153: Kevin Fine owns 110,965 shares of common stock of Issuer
154: (2.08%).

156: (b)The Reporting Person has sole voting power to vote all shares 157: owned by him.

159:Gregg Fine and Kevin Fine have sole voting power to vote all 160:shares owned by them.

162: (c)During the period from August 30, 2000 through January 1 2, 163:2001, the Reporting Person has had ongoing discussions and 164: communications by telephone and/or by mail in connection with 165: completing the acquisition of all shares owned by General de Santa 166: International Ltd. These discussions and communications were in 167:connection with the Agreement attached hereto as Exhibit A
168: which is incorporated herein by reference.

170: During the period from October 31, 2000 through January 12, 171: 2001, the Reporting Person has had ongoing discussions and 172:communications by telephone and/or by mail and/or by in-person 173: meetings in connection with completing the acquisition of all


176:shares owned by Mark B. Kugler, Elise L. Kugler and Lindsay B. 177:Kugler. These discussions and communications resulted in the 178:Agreements attached hereto as Exhibits B and C which are 179: incorporated herein by reference.

181:  (d)    Not Applicable.

183: (e)    Not Applicable.

185: Item 6. Contracts, Arrangements, Understandings or Relationships With 186: Respect to Securities of the Issuer.

188: (a)    See the Agreement attached hereto as Exhibit A which is
189: incorporated herein by reference.

191: (b) See the Agreement attached hereto as Exhibit B which is 192:incorporated herein by reference.

194: (c)See the Agreement attached hereto as Exhibit C which is 195: incorporated herein by reference.

197: Item 7. Material to be Filed as Exhibits.

199:(a) Agreement by and between the Reporting Person and Generale de 200: Sante International Ltd. attached hereto as Exhibit A.

202: (b)    Agreement by and between the Reporting Person and Mark B.
203:Kugler and Elise L. Kugler attached hereto as Exhibit B.

205:(c)    Agreement by and between the Reporting Person and Lindsay B.
206:  Kugler attached hereto as Exhibit C.

208: After reasonable inquiry and to the best of my knowledge and belief, 209:I certify that the information set forth in this statement is true,
210:    complete and correct.

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214:
                                                            Date